SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                5th October, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 5th October, 2006 re: Director/PDMR Shareholding



The London Stock Exchange
RNS
10 Paternoster Square
London EC4M 7LS
                                                              5th October, 2006




Dear Sirs,

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors

Hill Samuel Offshore Trust Company Limited, as trustee of the Lloyds TSB Group employee share ownership trust, today transferred 20,757 ordinary shares of 25p each in the capital of Lloyds TSB Group plc to an individual who had exercised a share option granted under one of the group's employee share schemes.

The following directors, together with some 77,000 other employees, are potential beneficiaries of the trust and are therefore to be treated as interested in the remaining 1,194,744 shares held by the trust.

Sir Victor Blank

Mr. J.E. Daniels

Ms. T.A. Dial

Mr. M.E. Fairey

Mr. A.G. Kane

Mr. G.T. Tate

Mrs. H.A. Weir





This notification is made to comply with paragraph 3.1.4(R)(1)(b) of the disclosure rules.

Yours faithfully,







S.N. Slattery

Senior Assistant Secretary






   Lloyds TSB Group plc is registered in Scotland no. 95000

   Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     5th October, 2006